Exhibit 99.129

Torque Esports deliver new gaming streams for major brands in #StayAtHomeEconomy

●	Sporting legends come together as UMG creates streams for Facebook #PlayApartTogether charity tournaments

●	Torque’s UMG Gaming hosts first-ever fully online “Major” for Gears of War franchise

●	Gear.Club enjoys 291% download increase thanks to Apple App Store and Television promotion

●	Sky Germany added to The Race All-Star Series - Fully Charged by ROKiT streaming partners

MIAMI, FL (Tuesday, 21 April 2020) – Torque Esports has completed another week of major esports streaming events and mobile gaming expansion as the #StayAtHomeEconomy continues to grow.

Torque’s esports broadcasting and tournament logistics company UMG Gaming provided the streaming infrastructure for Friday’s #PlayApartTogether, which was showcased on Facebook (NASDAQ: FB) Gaming.

Leading sporting stars and celebrities will play each week in#PlayApartTogether with Fortnite the chosen game for week one. Major stars taking part in the inaugural weekend included basketball stars Andre Drummond (Cleveland Cavaliers) and Javale McGee (LA Lakers); baseball players Alex Bregman and Lance McCullers (Houston Astros) and golfer Bryson DeChambeau.

The tournament supports the World Health Organization through donations made directly to the WHO by Facebook. More than 3.3 million fans viewed the Fortnite event in UMG’s first-ever stream on the Facebook Gaming platform on Friday.

UMG is also teaming up with The Coalition, an Xbox Game Studio, to operate the Gears Esports Spring Quarter North America Major taking place on May 8-10.

Normally staged in large convention centers, The Coalition and UMG will create Gears Esports’ first online-only “Major” tournament in North America featuring a total prize pool of $200,000.

This expansion of the current partnership with The Coalition is a significant step for UMG and Torque Esports as they work to execute deeper collaborative events in the future.

In addition, UMG will also operate the Gears Esports Gridiron online tournament broadcast scheduled for April 22.

“Gears Esports has a long-standing relationship with UMG, and we’re pleased that we can work with them to bring our ‘Major’ events to fruition despite the current restrictions for in-person events,” said Roddy Adams, Director of Partnerships, at The Coalition said.

UMG is the leading platform for online tournament play and esports events and programming. The platform has generated more than 1.2 billion page views, 25 million video views, and has paid out more than US$3 million in prize money.

Torque Esports’ Lyon, France-based gaming studio Eden Games has also enjoyed a massive boost in game downloads during the #StayAtHomeEconomy as part of a collaboration with Torque’s World’s Fastest Gamer competition.

Since the launch of qualifying for World’s Fastest Gamer 3 on Gear.Club on April 15, Eden has enjoyed a 291 percent increase in daily downloads (compared to average daily downloads in March). Gear.Club has been showcased extensively on the Apple (NASDAQ: AAPL) iOS App Store as a featured game and has received extensive promotion via The Race All-Star Series – a television audience reaching a potential 600m+ homes each week.

“Our team at UMG has done an incredible job in establishing themselves as the market leaders in online gaming tournaments, and we’re thrilled that The Coalition has recognized that,” Torque Esports President and CEO, Darren Cox said.

“The Gears of War Major events are usually staged in major convention centers, but we’re now taking the event entirely online to showcase the competition to fans around the world.”

“UMG already has an incredible record in producing major tournaments like this, but the Gears of War Major, our ongoing Collegiate Clash events and our new international TV deal with Blake Broadcast takes esports to a significantly wider audience.”

“At Torque we’re covering all gaming genres and platforms with a significant emphasis as well on mobile gaming with Gear.Club. The promotion via the Apple App Store and our ability to showcase the game on television on the All-Star Series ensures we are making the most of the opportunities in the current marketplace.”

Torque’s The Race All-Star Series - Fully Charged by ROKiT Phones had another massive weekend with its global television audience continuing to grow.

A total of 71 international TV networks, including ESPN in the US, are now broadcasting the esports racing competition. Sky Germany this past weekend also joined YouTube, Twitch, and Eurosport’s social media platforms (YouTube, Facebook, and Twitter), which are showing the racing action live online.

Saturday’s round staged on the rFactor 2 virtual version of Connecticut’s Lime Rock Park featured an incredible Legends Trophy event with four-time Le Mans winner Jan Magnussen holding off ex-Formula 1 World Champion Jenson Button by only 3/100ths of a second at the finish line.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company AiS – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to the completion of further tranches of the Offering. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. There can be no assurance that additional closings of the Offering will occur, or that it will occur on the terms and conditions contemplated in this news release. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, +1 (705) 445-3006

Darren Cox, CEO darrencox@torqueesport.com

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